5120 Northshore Drive North Little Rock, AR 72118

May 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Office of Manufacturing

Re: Comment Letter dated April 28, 2022 regarding

Montrose Environmental Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 1, 2022 File No. 001-39394

Ladies and Gentleman:

Montrose Environmental Group, Inc. (the “Company”, “we” or “our”) is in receipt of the comment letter referenced above regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2022. We have endeavored to respond fully to your comments. For ease of reference, the headings and paragraphs below correspond to the headings and comments in the comment letter, with the Staff’s comments presented in bold italicized text, followed by our response to the comment.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 6.
Selected Financial Data, page 49

1.
It appears you are presenting Operating Margin, which is calculated using "loss from operations," as the most directly comparable GAAP measure to your non-GAAP measure of "Adjusted EBITDA Margin;" however, you reconcile "Adjusted EBITDA" to Net Loss. Please advise or revise accordingly. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and, in response thereto, confirm that we will revise our future non-GAAP disclosures to present net income (loss) margin (calculated as net income (loss) as a percentage of revenues) as the most directly comparable GAAP measure to adjusted EBITDA margin.

Item 7. Management’s Discussion and Analysis
Segment Results of Operations
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Revenues, page 55

2.
Please quantify the various factors discussed as having impacted your revenues from the comparable periods. Specifically, we note your discussion on the impact of CTEH and the related increase to be partially due to "Covid-19 related response work," and partially due to including a full year worth of results. As noted on page 54, the Covid-19 related work provided by CTEH is "difficult to predict" and is "likely to decline," and may not be indicative of results in future periods. Refer to Item 303(b)(2)(i) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we believe quantifying the amount of revenue specific to COVID-19 response work could create investor confusion. More specifically, the amount of emergency response work done by our CTEH business, of which COVID-19 is just one example, is limited in part by the availability of CTEH’s teams of experts and other resources such that the business can only provide services in respect of a finite number of emergency response matters during a given period. Our CTEH business has prioritized COVID-19-specific work during the pandemic and, accordingly, deprioritized certain non-COVID-19 work that CTEH would typically have done in the 2020-2021 period covered by the referenced disclosures had the pandemic not occurred. As a result, as COVID-19 response work continues to decline, as we expect it will and have previewed for investors in our disclosures, CTEH will again be able to commit resources to its other service lines that were not a focus due to internal resource constraints during the heights of the pandemic. Additionally, we cannot reliably quantify the amount of revenues foregone at the expense of CTEH’s COVID-19 response work.

As a result, we believe that any quantification of COVID-19 specific work by CTEH in historical periods would overstate the importance of this revenue stream to our results of operations during those periods and could mislead investors regarding expectations for future revenues in our Assessment, Permitting and Response segment. We also note that, due to the declining nature of the COVID-19 response work, as CTEH resumes a historically more normalized business mix, the significance of the COVID-19 response work and any quantification thereof will be minimized. However, we will expand our disclosure regarding our expectations for a decrease in future COVID-19 related work to also clarify that we expect a portion of the lost COVID-19-specific revenues will be replaced by other CTEH response work revenue streams.

With respect to any quantification of the impact of the additional quarter of CTEH revenues in 2021 due to the acquisition being consummated at the beginning of the second quarter of 2020, we respectfully note that the disclosures in our Quarterly Report on Form 10-Q for the first quarter of 2021 and the first quarter of 2022 provide context for the scale of CTEH’s revenues during that period. These disclosures, when viewed in parallel with the disclosures in our 2021 Form 10-K regarding the contribution of CTEH’s revenues to our consolidated results, give investors additional information regarding the impact of the additional quarter in the full-year 2021 results as compared to the partial-year impact in 2020.

Non-GAAP Financial Information

3.
We note your Adjusted EBITDA reconciliation includes "Start-up losses and investment in new services" and "Acquisition costs," both of which appear to be recurring expenses in the expansion of your business. Please tell us your consideration as to whether these charges represent normal, recurring, cash operating expenses necessary for your core operations, or revise accordingly. Refer to Question 100.01 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we considered a number of different factors in determining that the costs related to the referenced adjustments do not represent normal, recurring, cash operating expenses necessary for our core operations and, therefore, are appropriate add-backs not inconsistent with Item 10(e)(ii)(B) of Regulation S-K and Question 100.01 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations.

While start-ups and acquisitions are each part of the Company’s growth strategy, we are very focused on investing and growing organically, and the organic growth of our base business is not dependent on either. As a result, costs related to start-up and acquisition activity are not considered to be core operating costs. For example, the adjustments for “start-up losses and investment in new services” relate to entirely new capabilities and geographies, such as building out capacity in Canada to support new methane regulations or in Europe to address new regulations related to PFAS (an emerging contaminant) in groundwater. Start-up losses do not encompass costs related to extensions of existing services or new locations in geographies where we already have a presence, as these are considered to be operating costs. In future periods, any costs would relate to distinctly new capabilities or geographies.

With respect to acquisition costs, they reflect only discrete deal-specific costs, such as legal fees, financial and tax due diligence, consulting fees and acquisition success payments. Similar to new business start-ups, each acquisition is a distinct event rather than being part of an ongoing, inter-related sequence of transactions with related costs. Except for acquisition success payments, which are formulaically tied to specified financial metrics of the acquired business, these adjustments are all external costs and no headcount or other ongoing internal support costs are included. To the extent we pause or terminate any start-up or acquisition activity, all related costs would similarly cease.

While we have frequently started new businesses and acquired companies in the past, each of these events and their related costs are unique and the frequency, timing, amount, scope and scale of each is highly variable from year to year, as demonstrated by the variability in historical costs. In some periods, we may incur significant start-up costs, or with respect to acquisitions, we may acquire fewer companies of greater size or a number of smaller companies, while in other periods activity levels could decrease significantly. Historical amounts are therefore not predictive of future periods. We also note that we have not identified either of the referenced adjustments as non-recurring in nature. In fact, our disclosures specifically state that the adjustments “should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items for which we may make adjustments.”

Given the non-operational nature of, and variability in, these events and the related costs, we believe adjusting for these amounts provides useful supplemental information to investors that facilitates an analysis of the underlying trends in our financial results based on our ongoing cash operating expenses.

* * *

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (949) 988-3500 ext. 10020 or Bill Wortmann of Gibson, Dunn & Crutcher LLP at (202) 887-3649.

Sincerely,

/s/ Allan Dicks

Allan Dicks
Chief Financial Officer

Cc: Vijay Manthripragada, President and Chief Executive Officer

Nasym Afsari, General Counsel and Secretary

Peter Wardle, Gibson, Dunn & Crutcher LLP

Lisa Clark, Deloitte & Touche LLP